February 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso

Heather Percival

Lynn Dicker

Gary Newberry

Re:	Motus GI Holdings, Inc.

Registration Statement on Form S-1

File No. 333- 222441

Acceleration Request

Requested Date:	February 8, 2018
Requested Time:	4:30 p.m. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Motus GI Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

MOTUS GI HOLDINGS, INC.

By:	/s/ Mark Pomeranz
Name:	Mark Pomeranz
Title:	Chief Executive Officer and Director